Calculation of Filing Fee Tables

SC TO-I

(Form Type)

StepStone Private Markets

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$53,874,390 (1)	$110.20 (2)	$5,936.96

Fees Previously Paid	—		—

Total Transaction Valuation	$53,874,390 (1)

Total Fees Due for Filing			$5,936.96

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$5,936.96

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(2)

Calculated at $110.20 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023.

Table 2 – Fee Offset Claims and Sources

Not applicable.

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